UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File No. 001-36085

CNH INDUSTRIAL N.V.

(Translation of Registrant’s Name Into English)

25 St James’s Street,

London, SW1A 1HA

United Kingdom

Tel. No.: +44 1268 533000

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CNH INDUSTRIAL N.V.

Form 6-K for the month of May 2022

The following exhibits are furnished herewith:

Exhibit 99.1	Press release, dated May 17, 2022, titled: “CNH Industrial announces subsidiary notes offering”

Exhibit 99.2	Press release, dated May 17, 2022, titled: “Pricing of CNH Industrial Capital LLC $500 million notes”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Industrial N.V.

By: /s/ Roberto Russo
Name: Roberto Russo
Title: Chief Legal and Compliance Officer

May 18, 2022

Index of Exhibits

Exhibit Number	Description of Exhibit

Exhibit 99.1	Press release, dated May 17, 2022, titled: “CNH Industrial announces subsidiary notes offering”

Exhibit 99.2	Press release, dated May 17, 2022, titled “Pricing of CNH Industrial Capital LLC $500 million notes”